

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

13 May 2005



05008262

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by Commerce International Merchant Bankers Berhad on behalf of the Company in respect of the Proposed Disposal by Resorts World Limited, a wholly-owned subsidiary of the Company, of its entire equity interest in Geremi Limited to Genting International PLC for a consideration of USD4.6 million (approximately RM17.48 million) for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0
General Announcement
Submitted by MB_CIMB4 on 05/13/2005 07:43:22 PM
Reference No MM-050513-62420

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	RESORTS WORLD BHD
* Stock name	:	RESORTS
* Stock code	:	4715
* Contact person	:	CHAN WAN SHEN/CHARMAINE CHEE
* Designation	:	SENIOR MANAGER/ASSISTANT MANAGER

* Type : ◉ Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS" OR "COMPANY")

PROPOSED DISPOSAL BY RESORTS WORLD LIMITED ("RWL"), A WHOLLY-OWNED SUBSIDIARY OF RESORTS, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED ("GEREMI"), TO GENTING INTERNATIONAL PLC ("GIPLC") FOR A CONSIDERATION OF UNITED STATES DOLLAR ("USD") 4.6 MILLION (APPROXIMATELY RM17.48 MILLION) ("PROPOSED DISPOSAL")

* Contents :-

1. INTRODUCTION

On behalf of the Board of Directors ("**Board**") of Resorts, Commerce International Merchant Bankers Berhad ("**CIMB**") is pleased to announce that on 13 May 2005, RWL entered into a Share Sale and Purchase Agreement ("**SSPA**") with GIPLC for the disposal of its entire equity interest in Geremi, for a sale consideration of USD4.6 million. As a result of the Proposed Disposal, Resorts will effectively dispose of its 20% equity interest in E-Genting Holdings Sdn Bhd ("**EGH**"), comprising 62,500 ordinary shares of RM1.00 each ("**EGH Shares**").

2. DETAILS OF THE PROPOSED DISPOSAL

2.1 The SSPA was entered into pursuant to RWL's acceptance of an offer made by GIPLC through a letter of offer dated 10 May 2005 ("**Letter of Offer**"), to acquire RWL's interest in Geremi.

2.2 The Proposed Disposal forms part of an internal reorganisation of the Genting Berhad ("**Genting**") group of companies ("**Genting Group**"), which involves the disposal by Resorts and Genting of their respective 20% and 80% equity interests in EGH to GIPLC for a total consideration of USD23 million (approximately RM87.4 million), to be satisfied through the issuance of 130,681,819 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share. Accordingly, after the Proposed Disposal Resorts and Genting will still have 8.0% and 65.0% equity interests respectively in EGH through GIPLC.

2.3 The other salient terms of the SSPA are as follows:

(i) RWL shall sell the Geremi Shares free from all charges, liens, equities or any other

(ii) The sale consideration shall be satisfied through the issuance of 26,136,364 new GIPLC Shares at an issue price of USD0.176 per GIPLC Share. The new GIPLC Shares are to be allotted and issued in the name of RWL and/or its nominees;

(iii) The SSPA is conditional on the following conditions being fulfilled or complied with within six (6) months from the date of the SSPA or within any extended period thereof:

(a) completion of the disposal by Resorts of its 20% equity interest in EGH to Geremi ("**EGH Disposal**"), which has become unconditional but is pending completion procedures;

(b) approval of the shareholders of Resorts; and

(c) all other approvals that may be required or imposed by the relevant authorities for the purposes of the SSPA.

GIPLC will make an application to the Luxembourg Stock Exchange for the listing of the new GIPLC Shares to be issued pursuant to the Proposed Disposal.

(iv) The SSPA is governed by the laws of the Isle of Man, British Isles.

2.4 Sale consideration

2.4.1 The consideration for the Proposed Disposal of USD4.6 million was arrived at after taking into consideration the following:

(i) the audited net profit and NTA of EGH of RM3,124,467 and RM14,751,910 respectively for the financial year ended 31 December 2003;

(ii) the audited net profit and NTA of EGH of RM5,868,467 and RM28,220,377 respectively for the financial year ended 31 December 2004; and

(iii) the future prospects and earnings potential of EGH and the GIPLC group of companies.

2.4.2 The issue price of the GIPLC Share of USD0.176 each was arrived at based on the weighted average market price from 8 April 2005 to 9 May 2005 of GIPLC Shares traded on the Central Limit Order Book Trading System of the Singapore Exchange Limited ("**CLOB**").

2.4.3 The new GIPLC Shares to be issued pursuant to the Proposed Disposal will, upon allotment and issue, rank pari passu in all respects with the existing GIPLC Shares, save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions the entitlement date of which is prior to the date of allotment of the new GIPLC Shares.

2.5 The original costs of investment of Resorts on 23 December 2004 for its 20% equity interest in EGH and RWL on 14 October 2004 for its 100% equity interest in Geremi was RM7.5 million. The expected gain to the Resorts group of companies ("**Resorts Group**") from the Proposed Disposal is approximately RM10.0 million.

2.6 Barring any unforeseen circumstances, the Proposed Disposal is expected to be completed by the fourth quarter of 2005.

2.7 Save for the sale consideration, no liabilities will be assumed by GIPLC under the Proposed Disposal.

3. INFORMATION ON EGH

EGH, which was incorporated in Malaysia on 25 October 1982, is principally an investment holding company and is involved in the provision of information technology ("IT") related services. It supplies IT support, development, system integration and other IT related services primarily to its subsidiaries and other companies within the Genting Group. EGH's subsidiaries are involved in software development and consultancy, call centre operations and loyalty programming services. EGH recently embarked into e-gaming business and plans to develop and expand on this area.

The present authorised share capital of EGH is RM1,000,000 comprising 500,000 EGH Shares and 500,000 1% convertible non-cumulative redeemable preference shares of RM1.00 each, of which 312,500 EGH Shares are issued and fully paid-up.

Upon completion of the EGH Disposal, Geremi will be the beneficial owner of 62,500 EGH Shares, representing 20% equity interest in EGH.

4. INFORMATION ON GEREMI

Geremi, which was incorporated in the Isle of Man, British Isles on 14 October 2004, is principally an investment holding company. The present authorised share capital of Geremi is USD3,000 comprising 3,000 ordinary shares of USD1.00 each, of which two (2) ordinary shares are issued and fully paid-up. Presently, Geremi is a wholly-owned subsidiary of RWL. Upon completion of the Proposed Disposal, Geremi will become a wholly-owned subsidiary of GIPLC.

5. INFORMATION ON GIPLC

GIPLC was incorporated on 16 August 1984 in the Isle of Man, British Isles as a limited liability company. It is a 64.6% subsidiary of Genting Overseas Holdings Limited (**"GOHL"**), which in turn is a wholly-owned subsidiary of Genting. The principal activity of GIPLC is that of an investment holding company. The principal activities of its subsidiaries include investments and provision of sales and marketing services to leisure and hospitality related businesses.

On 12 May 2005, GIPLC completed the following acquisitions:

(i) acquisition of 3,620,086 ordinary shares of Great Britain Pound (**"GBP"**) 0.25 each in Stanley Leisure plc (**"Stanley Leisure"**) from GOHL for a consideration of GBP18,916,615 to be satisfied by the issuance of 196,293,471 new GIPLC Shares at an issue price of USD0.183 per GIPLC Share (**"Acquisition of Stanley Leisure Shares"**); and

(ii) acquisition of 26,343,468 ordinary shares of GBP0.05 each in London Clubs International plc (**"LCI"**) from RWL for a consideration of GBP31,713,847 to be satisfied by the issuance of 329,087,489 new GIPLC Shares at an issue price of USD0.183 per GIPLC Share (**"Acquisition of LCI Shares"**).

The present authorised share capital of GIPLC is USD500,000,000 comprising 5,000,000,000 ordinary shares of USD0.10 each. As at 12 May 2005, 4,310,573,608 GIPLC Shares have been issued and fully paid-up. GIPLC Shares are presently listed on the Luxembourg Stock Exchange and quoted on CLOB.

Following the completion of the Proposed Disposal and the acquisition of Genting's 80% interest in EGH, the enlarged issued and paid-up share capital of GIPLC will increase to 4,441,255,427 GIPLC Shares. Details of GIPLC's enlarged issued and paid-up share capital are set out in **Table 1**.

The names of the directors and substantial shareholders of GIPLC and their respective shareholdings in GIPLC as at 31 December 2004 are set out in **Table 2**.

6. POLICIES ON FOREIGN INVESTMENT AND REPATRIATION OF PROFITS OF THE ISLE OF MAN

6.1 Foreign Investment

There are no restrictions on foreign investments in companies incorporated in the Isle of Man.

6.2 Repatriation of profits

There are no restrictions in the Isle of Man on the payment of dividends or capital profits. Dividends that are duly and properly declared and paid by a non-resident company in the Isle of Man are not subject to any Isle of Man withholding tax.

7. EFFECTS OF THE PROPOSED DISPOSAL

7.1 Issued and paid-up share capital and shareholdings of substantial shareholders

The Proposed Disposal will not have any effect on the issued and paid-up share capital and shareholdings of substantial shareholders of Resorts.

7.2 Earnings

The Proposed Disposal is not expected to have a material effect on the earnings of the Resorts Group for the financial year ending 31 December 2005.

7.3 NTA

The Proposed Disposal will not have a material effect on the consolidated NTA of Resorts based on its audited financial statements as at 31 December 2004.

8. RATIONALE FOR THE PROPOSED DISPOSAL

The Proposed Disposal is undertaken to effect the transfer of ownership of EGH to GIPLC as part of both the Resorts Group and Genting Group's strategy to rationalise all investments and business ventures that have international exposure under GIPLC.

The Proposed Disposal, along with the disposal of LCI shares as set out in section 5(ii) will allow Resorts to participate in GIPLC's prospects and growth potential through its shareholdings in GIPLC. The prospects of GIPLC are discussed in Section 9 below. The Proposed Disposal also, in effect, will convert Resorts' interest in EGH to GIPLC Shares which are more liquid by virtue of GIPLC's listing status.

In addition, the disposal of EGH is also aimed at unlocking the potential of the e-gaming business of both the Resorts Group and Genting Group by integrating the strengths of EGH and GIPLC. GIPLC is spearheading Genting's expansion into new overseas markets in line with the Genting Group's objective to develop into a global player in the leisure and gaming businesses. GIPLC, by virtue of its global operations, will provide EGH with the access and exposure to more liberal and sophisticated markets with the aim of unlocking its potential in e-gaming.

Under GIPLC, EGH will also have greater access to the international capital markets who are more familiar with the sophistication of e-gaming and the gaming industry in general. This would ease potential fund-raising efforts of EGH for its future growth, should the need arise.

9. PROSPECTS

Upon completion of the Proposed Disposal, Resorts' equity interest in GIPLC will be increased to 8%.

Under the Proposed Disposal, Resorts' strategy to dispose of EGH to GIPLC and receive GIPLC Shares as consideration would provide the Resorts Group with an opportunity to further participate in GIPLC's business and future growth.

Resorts envisages that the growth of GIPLC will stem from the opportunities in the international gaming sector as well as development and participation in the e-gaming industry. GIPLC has been identified as Genting's vehicle for expansion into the overseas market. In recent months, the Genting Group's interests in international gaming operations have been consolidated under GIPLC. These include the recently completed Acquisition of Stanley Leisure Shares and Acquisition of LCI Shares. LCI operates seven (7) casinos in the United Kingdom ("**UK**") and also casinos in Egypt, Lebanon and South Africa, while Stanley Leisure is the largest casino operator in the UK with 41 casinos. GIPLC also has a 50% interest in Maxims Casino Club, an exclusive members club in London. In addition, GIPLC has also recently completed a rights issue which provided the company with funding to pursue other strategic investments.

Such developments for GIPLC are timed to take advantage of the rapid development of the global gaming industry and changes in the regulatory environment for e-gaming. Being an international company, GIPLC has better access to capital markets and more flexibility to pursue expansion strategies, strategic investments and at the same time give EGH the necessary exposure to allow EGH to build on its e-gaming operations. In light of these developments, Resorts expects that the combination of EGH and GIPLC will enhance the prospects of GIPLC.

10. RISK FACTORS

GIPLC is generally subject to the risks relating to the gaming sector which are similar to the risks to which Resorts is presently exposed, by virtue of Resorts' own gaming-related operations. Nonetheless, in addition to the risks relating to the gaming sector, the additional risk factors with respect to an investment in GIPLC are as set out below:

10.1 Country factors

GIPLC's investments and operations are mainly concentrated in Asia Pacific and the UK and are therefore subject to the economic conditions, political risk, regulatory risk and foreign currency risk of the relevant countries in the region. Specifically, each of the different jurisdictions in which GIPLC has gaming exposure has their individual regulations and legislation that may impact gaming operations and repatriation of profits. Changes to these regulations and legislation as well as changes to the operating environment in the respective countries may affect the gaming operations in which GIPLC has interests as well as the returns that GIPLC may receive from these operations. However, Resorts does not believe that the risks that GIPLC faces in Asia Pacific and the UK are any different from that of other companies in the abovementioned gaming markets.

10.2 Foreign currency exposure

The return of Resorts' investment in GIPLC will most likely come in two (2) forms, being capital appreciation of the GIPLC shares which are listed securities and dividend income from GIPLC. Given that these returns are denominated in USD, the actual return to Resorts in Ringgit Malaysia will be subject to the exchange rate between USD and Ringgit Malaysia. While this risk is presently mitigated by the peg between USD and Ringgit Malaysia, there can be no assurance that any change in the peg will not affect the total return of Resorts' investment in GIPLC.

10.3 Funding needs

GIPLC has indicated that it plans to embark on the development of integrated resorts and leisure related business which have a strategic fit with the gaming business which may require additional funding. As such, it may need to raise additional funds in either the international debt or equity capital markets. While there can be no assurance for continued access to funds, historically GIPLC has successfully raised funds via the debt market and equity market through term loans obtained in 2004 and a successful rights offering of 2.4 billion new ordinary shares in February 2005.

10.4 Minority stake in GIPLC

Resorts will own 8% of the enlarged share capital of GIPLC after the completion of the Proposed Disposal. Given this minority shareholding, Resorts will not be able to have a significant influence over the operations of GIPLC. Further, it will be unable to control the dividend policy of GIPLC. GIPLC has in the past seven (7) years not declared any dividend to its shareholders and there can be no assurance that any dividend will be declared in the future. Nonetheless, to date, EGH has also not declared any dividends to Resorts.

11. APPROVALS REQUIRED

The approvals required for the Proposed Disposal are as follows:

(i) approval of the shareholders of Resorts at an Extraordinary General Meeting ("**EGM**") to be convened. The approval of the shareholders of Resorts is required for the Proposed Disposal pursuant to the principles of aggregation set out in Practice Note No. 14/2002 issued in relation to Chapter 10 of the Listing Requirements of Bursa Malaysia Securities Berhad; and

(ii) all other approvals that may be required or imposed by the relevant authorities for the purposes of the SSPA.

12. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

12.1 Directors' interests

Tan Sri Lim Kok Thay is the Chairman, President and Chief Executive, shareholder and share option holder of both Resorts and Genting. He is also the Chairman and a shareholder of GIPLC, a Director of RWL and Golden Hope Limited ("**GHL**") and has a deemed interest in the units of the Golden Hope Unit Trust ("**GHUT**") of which GHL is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. GHL as trustee of the GHUT is a substantial shareholder holding 13.32% in GIPLC. Tan Sri Lim Kok Thay is also a Director of Kien Huat Realty Sdn Bhd ("**KHR**") and has a deemed interest in KHR by virtue of being a beneficiary of a discretionary trust which owns non-voting preference shares in KHR. Lakewood Sdn Bhd, a wholly-owned subsidiary of KHR, is a substantial shareholder holding 5.83% in GIPLC.

Justin Tan Wah Joo is an Executive Director of Resorts and a share option holder of both Resorts and Genting. He is also the Managing Director and a shareholder of GIPLC and a Director of RWL.

Tun Mohammed Hanif bin Omar is the Deputy Chairman, shareholder and share option holder of both Resorts and Genting.

Quah Chek Tin is the Executive Director and Chief Operating Officer and a shareholder of Resorts. He is also an Executive Director, shareholder and a share option holder of Genting and is an Alternate Director to Tan Sri Lim Kok Thay on the Board of GIPLC.

Tan Sri Dr. Lin See Yan is a Director of both Resorts and Genting.

Ong Moh Pheng is also a Director of RWL and a share option holder of Genting. He is also an Alternate Director to Justin Tan Wah Joo on the Board of GIPLC.

Tan Sri Lim Kok Thay and Justin Tan Wah Joo are deemed interested in the Proposed Disposal by virtue of their directorships in Resorts, RWL and GIPLC, and their direct and indirect shareholdings (including share options) in Resorts and GIPLC. Accordingly, Tan Sri Lim Kok Thay and Justin Tan Wah Joo will abstain and continue to abstain from all deliberations and voting on the Proposed Disposal at the relevant Board meetings of Resorts and RWL, and shall also, together with any persons connected to them, abstain from voting in respect of their shareholdings in Resorts on the resolution pertaining to the Proposed Disposal at the EGM of Resorts to be convened.

The aforesaid Directors (save for Tan Sri Lim Kok Thay and Justin Tan Wah Joo) have voluntarily abstained and will continue to abstain from all deliberations and voting on the Proposed Disposal at the relevant Board meetings of Resorts and RWL (as the case may be), and shall also, together with any persons connected to them, abstain from voting in respect of their shareholdings (if any) in Resorts on the resolution pertaining to the Proposed Disposal at the EGM of Resorts to be convened.

12.2 Major shareholders' interests

Genting, a major shareholder of Resorts and GIPLC with 57.74% and 68.97% effective equity interest (direct and indirect) respectively as at 6 May 2005, is deemed interested in the Proposed Disposal. Accordingly, Genting is required to abstain from voting in respect of its shareholdings in Resorts on the resolution pertaining to the Proposed Disposal at the EGM of Resorts to be convened.

Save as disclosed above, none of the Directors and/or major shareholders of Resorts or persons connected to them have any interest, direct or indirect, in the Proposed Disposal.

13. DIRECTORS' RECOMMENDATION

The Board of Resorts (save for the Directors mentioned in Section 12.1 above), having considered all aspects of the Proposed Disposal, is of the opinion that the Proposed Disposal is in the best interest of the Company.

14. ADVISERS

CIMB has been appointed as the adviser for the Proposed Disposal.

AmMerchant Bank Berhad has been appointed as the independent adviser for the Proposed Disposal.

15. ESTIMATED TIMEFRAME FOR COMPLETION

Barring unforeseen circumstances, the Proposed Disposal is expected to be completed by the fourth quarter of 2005.

16. DEPARTURE FROM THE SECURITIES COMMISSION ("SC")'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES ("SC GUIDELINES")

There is no departure from the SC Guidelines in respect of the Proposed Disposal.

17. DOCUMENTS AVAILABLE FOR INSPECTION

The Letter of Offer and the SSPA are available for inspection at the Company's registered office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur during the normal business hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

This announcement is dated 13 May 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table-1a.pdf

Table 1

Details of GIPLC's enlarged issued and paid-up share capital are as follows:

	No. of GIPLC Shares
Issued and paid-up share capital as at 12 May 2005	4,310,573,608
To be issued pursuant to the Proposed Disposal and acquisition of Genting's 80% interest in EGH	130,681,819
Enlarged issued and paid-up share capital	4,441,255,427

Table 2

The Directors and substantial shareholders of GIPLC and their respective shareholdings in GIPLC as at 31 December 2004 are as follows:

	Direct		Indirect	
Name	No. of ordinary shares	%	No. of ordinary shares	%
Tan Sri Lim Kok Thay	-	-	-	-
Justin Tan Wah Joo	170,000	0.12	-	-
Quah Chek Tin (Alternate to Tan Sri Lim Kok Thay)	-	-	-	-
Ong Moh Pheng (Alternate to Justin Tan Wah Joo)	-	-	-	-

	Direct		Indirect	
Substantial shareholder	No. of ordinary shares	%	No. of ordinary shares	%
GOHL	912,502,000	64.29	-	-
Golden Hope Limited	309,522,498	21.81	-	-